Exhibit 2.1

State of Delaware Secretary of State Division of Corporations Delivered 10:45 AM 12/21/2023 FILED 10:45 AM 12/21/2023 SR 20234297539 - File Number 2805340	CERTIFICATE OF FORMATION OF Arrived Debt Fund, LLC

FIRST:	The name of the limited liability company is Arrived Debt Fund, LLC.

SECOND:	The address of its registered office in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Agent Services, Inc.

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on December 21, 2023.

/s/ Lauren Endicott
Lauren Endicott, Authorized Person